# SEC Schedule 13D/A (Amendment No. 22) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HOWARD HUGHES HOLDINGS INC., CIK 0001981792
CUSIP: 44267T102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 9950 WOODLOCH FOREST DRIVE, 11TH FLOOR, THE WOODLANDS, Texas (TX), 77380
Date of event which requires filing of this statement: 01/13/2025
Amends the filing with accession number 0000950123-10-107487
Filed by CIK 0001336528
Persons authorized to receive notices and communications: Halit Coussin, Pershing Square Capital Management, L.P., 787 Eleventh Avenue, 9th Floor, New York, New York (NY), 10019, (212) 813-3700

## Reporting persons
- Pershing Square Capital Management, L.P. (CIK 0001336528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 18,852,064; sole dispositive power 0; shared dispositive power 18,852,064; aggregate amount beneficially owned 18,852,064 (37.6% of the class)
  Comment: Item 13 Footnote: This calculation is based on 50,137,514 shares of Common Stock outstanding as of October 28, 2024, as reported in the Form 10-Q.
- Pershing Square Holdco, L.P. (CIK 0002026053): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 18,852,064; sole dispositive power 0; shared dispositive power 18,852,064; aggregate amount beneficially owned 18,852,064 (37.6% of the class)
  Comment: Item 13 Footnote: This calculation is based on 50,137,514 shares of Common Stock outstanding as of October 28, 2024, as reported in the Form 10-Q.
- Pershing Square Holdco GP, LLC (CIK 0002027508): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 18,852,064; sole dispositive power 0; shared dispositive power 18,852,064; aggregate amount beneficially owned 18,852,064 (37.6% of the class)
  Comment: Item 13 Footnote: This calculation is based on 50,137,514 shares of Common Stock outstanding as of October 28, 2024, as reported in the Form 10-Q.
- PS Holdco GP Managing Member, LLC (CIK 0002027456): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 18,852,064; sole dispositive power 0; shared dispositive power 18,852,064; aggregate amount beneficially owned 18,852,064 (37.6% of the class)
  Comment: Item 13 Footnote: This calculation is based on 50,137,514 shares of Common Stock outstanding as of October 28, 2024, as reported in the Form 10-Q.
- William A. Ackman (CIK 0001056513): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 18,852,064; sole dispositive power 0; shared dispositive power 18,852,064; aggregate amount beneficially owned 18,852,064 (37.6% of the class)
  Comment: Item 13 Footnote: This calculation is based on 50,137,514 shares of Common Stock outstanding as of October 28, 2024, as reported in the Form 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: HOWARD HUGHES HOLDINGS INC.
Address of issuer's principal executive offices: 9950 WOODLOCH FOREST DRIVE, 11TH FLOOR, THE WOODLANDS, Texas (TX), 77380
Comment:
This amendment No. 22 ("Amendment No. 22") to Schedule 13D is being filed on behalf of the Reporting Persons relating to the common stock, par value $0.01 per share, of Howard Hughes Holdings Inc., a Delaware corporation (the "Issuer"). This Amendment No. 22 modifies the original Schedule 13D filed on December 4, 2019 (as amended and supplemented prior to the filing of this Amendment No. 22, the "Schedule 13D") by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership, (ii) PS Management GP, LLC, a Delaware limited liability company, and (iii) William A. Ackman, a citizen of the United States.

Capitalized terms used but not defined in this Amendment No. 22 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 22, the Schedule 13D is unchanged.

Item 1 of the Schedule 13D is hereby replaced with the following information:

"This statement on Schedule 13D relates to the Common Stock of Howard Hughes Holdings Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 9950 Woodloch Forest Drive, Suite 1100, The Woodlands, TX, 77380.

The Reporting Persons (as defined below) beneficially own 18,852,064 shares of Common Stock (the "Subject Shares").

The Subject Shares represent approximately 37.6% of the outstanding shares of Common Stock, based on 50,137,514 shares of Common Stock outstanding as of October 28, 2024, as reported in the Issuer's Form 10-Q filed on November 4, 2024 for the quarter ended September 30, 2024 (the "Form 10-Q")."

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

"The information set forth in Item 4 of Amendment No. 22 is incorporated by reference into this Item 3 as if restated in full."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

"On January 13, 2025, PS Holdco submitted a non-binding proposal letter to the Issuer regarding a potential merger transaction (the "Proposal") in which a newly formed merger subsidiary of PS Holdco would merge with and into the Issuer, with the Issuer as the surviving corporation in the merger (also referred to herein as the Issuer, as applicable).

The Issuer's stockholders would benefit from a cash/stock election that would enable them to elect to receive merger consideration in cash at $85 per share, or to 'roll-over' all or a portion of their shares. The cash/stock election would be subject to proration intended to ensure that the Issuer maintains a public float of at least 13.6 million shares, or 30.8% of its then issued and outstanding share capital. The Pershing Square Funds would elect to roll-over their 37.6% stake in the Company (which will not be subject to proration).

The cash portion of the Proposal is expected to be funded by (1) PS Holdco acquiring 11,764,706 shares of Common Stock at $85 per share for $1 billion from its current balance sheet and (2) a $500 million simultaneous share repurchase by the Issuer at $85 per share for up to 5,882,353 shares of Common Stock financed by bonds newly issued by the Issuer. Based on the proposed structure and the likely resulting capitalization, Jefferies LLC, our financial advisor for the Proposal, believes that the financing should be ratings neutral to the Issuer. We have also received a letter from Jefferies LLC indicating that it is highly confident that the $500 million of bond financing will be available to complete the transaction.

The shares of Common Stock acquired by PS Holdco would be in addition to the Reporting Persons' current beneficial ownership of the Common Stock reported in the Schedule 13D. After giving effect to the Proposal (before giving effect to any investment by Strategic Partners as described below), the Reporting Persons expect to have beneficial ownership of a minimum of 61.1% and a maximum of 69.2% of the Issuer's Common Stock.

PS Holdco may invite a small consortium of key strategic partners (the "Strategic Partners") to participate in the Proposal. Capital invested by these Strategic Partners would be available to increase balance sheet cash at the Issuer for future investment and/or reduce a portion of the Pershing Square Funds' beneficial ownership of the Issuer's Common Stock. The additional investment by Strategic Partners would not affect PS Holdco's investment in the Issuer or impact the Issuer's post-closing public float.

The Reporting Persons understand that the Board of Directors of the Issuer has appointed a Special Committee of independent directors to consider any proposal the Reporting Persons may make. The Reporting Persons are prepared to subject the Proposal to the prior approval of the Special Committee as well as to a non-waivable condition requiring the approval of holders of a majority of the Common Stock of the Issuer not owned by the Reporting Persons or parties affiliated with or advised by the Reporting Persons.

No assurances can be given regarding the terms and details of any potential transaction, that the Proposal or any other proposal made by the Reporting Persons regarding any potential transaction will be accepted by the Issuer and/or approved by its stockholders, that any financing necessary to consummate the potential transaction will be obtained, that definitive documents relating to any such potential transaction will be executed, or that a potential transaction will be consummated in accordance with such documents, if at all.

The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by reference to the Proposal Letter, dated as of January 13, 2025, a copy of which is attached as Exhibit 99.22 to the Schedule 13D and incorporated herein by reference.

Neither the Schedule 13D nor the Proposal is an offer to purchase or a solicitation of an offer to sell any securities. Any solicitation or offer will only be made through separate materials filed with the U.S. Securities and Exchange Commission. Holders of Common Stock of the Issuer and other interested parties are urged to read these materials when and if they become available because they will contain important information. Holders of Common Stock of the Issuer will be able to obtain such documents (when and if available) free of charge at the Commission's web site, www.sec.gov.

The Reporting Persons reserve the right to modify the Proposal at any time. While the Proposal remains under consideration by the Issuer, the Reporting Persons expect to respond to inquiries from, and negotiate the terms of the Proposal with, a Special Committee of the Issuer's Board of Directors formed to evaluate the Proposal and such Committee's representatives. The Reporting Persons may elect not to update or provide additional disclosures regarding the Proposal until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S. securities laws."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

"The information set forth in Item 4 of Amendment No. 22 is incorporated by reference into this Item 6 as if restated in full."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibit:

Exhibit 99.22
Proposal Letter, dated as of January 13, 2025, from PS Holdco to Issuer.

## Signatures
- Pershing Square Capital Management, L.P.: William A. Ackman, Authorized Signatory (01/13/2025)
- Pershing Square Holdco, L.P.: William A. Ackman, Authorized Signatory (01/13/2025)
- Pershing Square Holdco GP, LLC: William A. Ackman, Authorized Signatory (01/13/2025)
- PS Holdco GP Managing Member, LLC: William A. Ackman, Authorized Signatory (01/13/2025)
- William A. Ackman: William A. Ackman, William A. Ackman (01/13/2025)